                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.____)*


                         GUARANTY FEDERAL BANCSHARES, INC.
                       --------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.10 par value
                       --------------------------------
                        (Title of Class of Securities)


                                   40108P101
                       --------------------------------
                                 (CUSIP Number)

                              September 30, 1998
           -----------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)

/X/ Rule 13d-1(c)

/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                              Page 1 of 11 Pages

CUSIP No. 40108P101
--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

       GREAT SOUTHERN BANCORP, INC.       43-1524856
-------------------------------------------------------------------------------
2. Check the Appropriate Box of a Member of a Group (See Instructions)

   (a)
   (b) X
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Citizenship or Place of Organization       Delaware
-------------------------------------------------------------------------------
      Number of       5.  Sole Voting Power            311,200 (See Item 4)
       Shares         ---------------------------------------------------------
    Beneficially      6.  Shared Voting Power                0 (See Item 4)
    Owned by Each     ---------------------------------------------------------
      Reporting       7.  Sole Dispositive Power       311,200 (See Item 4)
       Person         ---------------------------------------------------------
                      8.  Shared Dispositive Power           0 (See Item 4)
-------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       311,200 (See Item 4)
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (11)        5.0%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)   CO
-------------------------------------------------------------------------------



















                              Page 2 of 11 Pages

CUSIP No. 40108P101
--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

       William V. Turner       ###-##-####
-------------------------------------------------------------------------------
2. Check the Appropriate Box of a Member of a Group (See Instructions)

   (a)
   (b) X
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Citizenship or Place of Organization       United States of America
-------------------------------------------------------------------------------
      Number of       5.  Sole Voting Power              6,340 (See Item 4)
       Shares         ---------------------------------------------------------
    Beneficially      6.  Shared Voting Power           22,800 (See Item 4)
    Owned by Each     ---------------------------------------------------------
      Reporting       7.  Sole Dispositive Power         6,340 (See Item 4)
       Person         ---------------------------------------------------------
                      8.  Shared Dispositive Power      22,800 (See Item 4)
-------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        28,340 (See Item 4)
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (11)        0.5%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)   IN
-------------------------------------------------------------------------------



















                               Page 3 of 11 Pages

CUSIP No. 40108P101
--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

       Don M. Gibson          ###-##-####
-------------------------------------------------------------------------------
2. Check the Appropriate Box of a Member of a Group (See Instructions)

   (a)
   (b) X
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Citizenship or Place of Organization       United States of America
-------------------------------------------------------------------------------
      Number of       5.  Sole Voting Power              5,911 (See Item 4)
       Shares         ---------------------------------------------------------
    Beneficially      6.  Shared Voting Power                0 (See Item 4)
    Owned by Each     ---------------------------------------------------------
      Reporting       7.  Sole Dispositive Power         5,911 (See Item 4)
       Person         ---------------------------------------------------------
                      8.  Shared Dispositive Power           0 (See Item 4)
-------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         5,911 (See Item 4)
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (11)        0.1%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)   IN
-------------------------------------------------------------------------------



















                              Page 4 of 11 Pages

CUSIP No. 40108P101
--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

       Richard L. Wilson        ###-##-####
-------------------------------------------------------------------------------
2. Check the Appropriate Box of a Member of a Group (See Instructions)

   (a)
   (b) X
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Citizenship or Place of Organization       United States of America
-------------------------------------------------------------------------------
      Number of       5.  Sole Voting Power                  0 (See Item 4)
       Shares         ---------------------------------------------------------
    Beneficially      6.  Shared Voting Power           10,269 (See Item 4)
    Owned by Each     ---------------------------------------------------------
      Reporting       7.  Sole Dispositive Power             0 (See Item 4)
       Person         ---------------------------------------------------------
                      8.  Shared Dispositive Power      10,269 (See Item 4)
-------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        10,269 (See Item 4)
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (11)        0.2%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)   IN
-------------------------------------------------------------------------------



















                              Page 5 of 11 Pages

CUSIP No. 40108P101
--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

       Steven G. Mitchem       ###-##-####
-------------------------------------------------------------------------------
2. Check the Appropriate Box of a Member of a Group (See Instructions)

   (a)
   (b) X
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Citizenship or Place of Organization       United States of America
-------------------------------------------------------------------------------
      Number of       5.  Sole Voting Power                  0 (See Item 4)
       Shares         ---------------------------------------------------------
    Beneficially      6.  Shared Voting Power              500 (See Item 4)
    Owned by Each     ---------------------------------------------------------
      Reporting       7.  Sole Dispositive Power             0 (See Item 4)
       Person         ---------------------------------------------------------
                      8.  Shared Dispositive Power         500 (See Item 4)
-------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                           500 (See Item 4)
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (11)        0.0%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)   IN
-------------------------------------------------------------------------------



















                              Page 6 of 11 Pages

Item 1.
         (a)  Name of Issuer:
              Guaranty Federal Bancshares, Inc.

         (b)  Address of Issuer's Principal Executive Offices:
              1341 West Battlefield, Springfield, Missouri  65807.

Item 2.
         (a)  Name of Person Filing:
              This is a joint filing of Great Southern Bancorp, Inc., and William V. Turner, Don M. Gibson, Richard L. Wilson and Steven G. Mitchem, each of which is a director or executive officer of Great Southern Bancorp, Inc. or its wholly-owned subsidiary Great Southern Bank.

         (b)  Address of Principal Business Office or, if none, Residence:
              The principal business offices of Great Southern Bancorp, Inc., William V. Turner and Steven G. Mitchem are located at
              1451 E. Battlefield, Springfield, Missouri 65804, and the principal business offices of Don M. Gibson and Richard L. Wilson are located at 430 South Avenue, Springfield, Missouri 65806.

         (c)  Citizenship:
              Great Southern Bancorp, Inc. is a Delaware corporation.
              William V. Turner, Don M. Gibson, Richard L. Wilson and
              Steven G. Mitchem are citizens of the United States of America.

         (d)  Title of Class of Securities:
              The class of securities to which this statement relates is the Common Stock, par value $.10 per share, of the Issuer.

         (e)  CUSIP Number:
              40108P101

Item 3.
         Not applicable.

Item 4.  Ownership.
         (a) Amount Beneficially Owned: 356,520 shares by the filing persons in the aggregate

         (b) Percent of Class:   5.7% by the filing persons in the aggregate.

         (c) Number of shares as to which the person has:
             (i) sole power to vote or to direct the vote
                      Great Southern Bancorp, Inc.:  311,200
                      William V. Turner:               6,340
                      Don M. Gibson:                   5,911
                      Richard L. Wilson:                   0
                      Steven G. Mitchem:                   0



                              Page 7 of 11 Pages

             (ii) shared power to vote or to direct the vote
                      Great Southern Bancorp, Inc.:        0
                      William V. Turner:              22,800
                      Don M. Gibson:                       0
                      Richard L. Wilson:              10,269
                      Steven G. Mitchem:                 500

             (iii) sole power to dispose or direct the disposition of
                      Great Southern Bancorp, Inc.:  311,200
                      William V. Turner:               6,340
                      Don M. Gibson:                   5,911
                      Richard L. Wilson:                   0
                      Steven G. Mitchem:                   0

             (iv) shared power to dispose or direct the disposition of
                      Great Southern Bancorp, Inc.:        0
                      William V. Turner:              22,800
                      Don M. Gibson:                       0
                      Richard L. Wilson:              10,269
                      Steven G. Mitchem:                 500


Item 5.  Ownership of Five Percent or Less of a Class.
              Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
              Not applicable.

Item 8.  Identification and Classification of Members of the Group.
              Not applicable.

Item 9.  Notice of Dissolution of Group.
              Not applicable.

Item 10. Certification.
              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.










                              Page 8 of 11 Pages

                                   SIGNATURES
                                   ----------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 1998

                                       GREAT SOUTHERN BANCORP, INC.

                                       By: /s/DON M. GIBSON
                                           -------------------------------------
                                              Don M. Gibson
                                              Executive Vice President and
                                                 Corporate Secretary


                                        By: /s/ WILLIAM V. TURNER
                                            ------------------------------------
                                                William V. Turner


                                        By: /s/ DON M. GIBSON
                                            ------------------------------------
                                                Don M. Gibson


                                        By: /s/ RICHARD L. WILSON
                                            ------------------------------------
                                                Richard L. Wilson


                                        By: /s/ STEVEN G. MITCHEM
                                            ------------------------------------
                                                Steven G. Mitchem

















                               Page 9 of 11 Pages

                                   EXHIBIT A
                      JOINT SCHEDULE 13G FILING AGREEMENT
                      -----------------------------------

     This JOINT SCHEDULE 13G FILING AGREEMENT, made as of the 12th day of October, 1998, by and among Great Southern Bancorp, Inc. ("GSBC"), a Delaware corporation, and William V. Turner ("Turner") and Don M. Gibson ("Gibson") and Richard L. Wilson ("Wilson") and Steven G. Mitchem ("Mitchem"), individually.

                              W I T N E S S E T H:

         That, in consideration of the promises herein contained, the parties hereto agree as follows:

     1. JOINT FILING. GSBC and Turner and Gibson and Wilson and Mitchem agree to file from time to time joint Schedules 13G with respect to the beneficial ownership of securities by GSBC (or by such other parties as may be deemed beneficially owned by any of such parties), and to file jointly any further amendments or schedules that may be required with respect to such ownership.

     2. REPRESENTATIONS AND WARRANTIES. Each of the parties hereto represents and warrants to the others that it is eligible to file a Schedule 13G and each warrants to the others that all information regarding such persons provided for use in preparing a Schedule 13G pursuant hereto and any amendments thereto shall be accurate and complete.

     3. RESPONSIBILITY FOR FILING. Each party hereto retains responsibility, as required by Securities and Exchange Commission's regulations, for the timely filing of any and all Schedules 13G and any amendments thereto and for the completeness and accuracy of the information concerning such party. Each party hereto is not responsible, however, for the completeness and accuracy of the information concerning the other parties hereto, unless such person knows or has reason to believe that such information is inaccurate.

     4. DISCLAIMER OF GROUP. Each party disclaims the existence of a "group" with any other party, and as between any and all entities which may beneficially own directly the securities which may be reported in one or more Schedules 13G pursuant hereto, except as otherwise expressly stated in such Schedules.















                              Page 10 of 11 Pages

     IN WITNESS WHEREOF, the parties hereto have set their hands as of the 12th day of October, 1998.


                                        GREAT SOUTHERN BANCORP, INC.

                                        By: /s/ DON M. GIBSON
                                            ------------------------------------
                                                Don M. Gibson
                                                Executive Vice President and
                                                Corporate Secretary


                                        By: /s/ WILLIAM V. TURNER
                                            ------------------------------------
                                                William V. Turner


                                        By: /s/ DON M. GIBSON
                                            ------------------------------------
                                                Don M. Gibson


                                        By: /s/ RICHARD L. WILSON
                                            ------------------------------------
                                                Richard L. Wilson


                                        By: /s/ STEVEN G. MITCHEM
                                            ------------------------------------
                                                Steven G. Mitchem


                              Page 11 of 11 Pages